Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2008

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

Excel Maritime Carriers Ltd.
Par La Ville Place
14 Par-La-Ville Road
Hamilton, HM JX, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 15, 2008, Excel Maritime Carriers Ltd. (the “Company”) acquired Quintana Maritime Limited (“Quintana”).  Attached hereto as Exhibit 1 are financial statements of Quintana for the period from January 13, 2005 (inception) to December 31, 2005 and the fiscal years ended December 31, 2006 and 2007.  Attached hereto as Exhibit 2 is pro forma financial information for the Company showing the effect of the Quintana acquisition as if the acquisition was consummated as of December 31, 2007.  Attached hereto as Exhibit 3 is the consent of Deloitte.
Hadjipavlou, Sofianos & Cambanis S.A., the Company's independent registered public accounting firm.

           The information contained herein is hereby incorporated by reference into the Company's Registration Statement (File No. 333-144909) on Form F-3 filed with the Securities and Exchange Commission on July 27, 2007.

Exhibit 1

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Page

Report of independent registered public accounting firm	1
Consolidated balance sheets as of December 31, 2007 and December 31, 2006	2
Consolidated income statements for the years ended December 31, 2007 and 2006 and the period from January 13, 2005 (inception) to December 31, 2005	3
Consolidated statements of shareholders’ equity for the years ended December 31, 2007 and 2006 and the period from January 13, 2005 (inception) to December 31, 2005	4
Consolidated statements of cash flows for the years ended December 31, 2007 and 2006 and the period from January 13, 2005 (inception) to December 31, 2005	5
Notes to consolidated financial statements	6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Quintana Maritime Limited

We have audited the accompanying consolidated balance sheets of Quintana Maritime Limited and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2007 and the period from January 13, 2005 (inception) through December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Quintana Maritime Limited and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2007 and the period from January 13, 2005 (inception) to December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/Deloitte. Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
February 27, 2008

QUINTANA MARITIME LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts expressed in thousands of U.S. Dollars except share data)

	December 31,
	2007	2006
ASSETS
Current assets:
Cash and cash equivalents	$115,959	$21,335
Inventories	2,402	1,649
Due from charterers, net	371	1,159
Other receivables	1,782	1,196
Prepaid expenses and other current assets	2,692	986
Total current assets	123,206	26,325

Property and equipment:
Vessels, net of accumulated depreciation of $55,883 and $40,899	1,020,735	987,623
Advances for acquisition of vessels / newbuildings	63,137	26,310
Other fixed assets, net of accumulated depreciation of $601 and $265	818	429
Total property and equipment	1,084,690	1,014,362

Deferred charges:
Financing costs, net of accumulated amortization of $1,295 and $210	4,657	4,588
Time charter premium, net of accumulated amortization of $4,662 and $2,551	4,838	6,949
Dry docking costs, net of accumulated amortization of $1,721 and $970	8,659	5,216
Loss on sale-leaseback, net of accumulated amortization of $188 and $0	3,180	—
Total assets	$1,229,230	$1,057,440

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$77,218	$47,000
Accounts payable	4,309	5,369
Sundry liabilities and accruals	14,233	2,776
Deferred income	14,497	2,777
Total current liabilities	110,257	57,922
Long-term debt	612,600	564,960
Unrealized interest-rate swap loss	30,093	9,840
Total liabilities	752,950	632,722

Commitments and contingencies
Minority interests in equity of consolidated joint ventures	9,053	—
Shareholders’ equity:
Common stock at $0.01 par value—100,000,000 shares authorized, 56,515,218 and 50,026,533 shares outstanding	566	501
Preferred stock at $0.01 par value—100,000 shares authorized, none issued	—	—
Additional paid-in capital	495,053	442,776
Common stock to be issued for warrants exercised	—	1,438
Accumulated deficit	(28,392)	(19,997)
Total shareholders’ equity	467,227	424,718
Total liabilities and shareholders’ equity	$1,229,230	$1,057,440

The accompanying notes are an integral part of these consolidated financial statements.

QUINTANA MARITIME LIMITED

CONSOLIDATED INCOME STATEMENTS

(All amounts expressed in thousands of U.S. Dollars except per share data)

	Year Ended December 31, 2007	Year Ended December 31, 2006	Period From January 13, 2005 (inception) to December 31, 2005
Revenues:
Time charter revenue	$244,688	$103,667	$42,062
Voyage revenue	3,096	4,474	—
Commissions	(11,381)	(4,824)	(1,787)
Net revenue	236,403	103,317	40,275

Expenses:
Vessel operating expenses	36,721	17,489	7,411
Voyage expenses	104	4,083	—
Charter hire expense	14,592	—	—
General and administrative expenses	17,063	10,790	5,301
Costs related to sale process	1,380	—	—
Depreciation and amortization	52,124	30,486	11,648
Total expenses	121,984	62,848	24,360
Operating income	114,419	40,469	15,915

Other (expenses) / income:
Interest expense	(44,379)	(16,615)	(5,367)
Interest income	3,200	1,199	228
Finance costs	(1,085)	(2,169)	(5,190)
Interest-rate swap loss, net	(19,367)	(9,840)	—
Foreign exchange gains / (losses) and other, net	800	(300)	(58)
Total other expenses	(60,831)	(27,725)	(10,387)
Minority interest in net loss of consolidated joint ventures	180	—	—

Net income	$53,768	$12,744	$5,528

Weighted average shares outstanding:
Basic	54,675,962	33,568,793	14,134,268
Diluted	56,630,332	34,680,371	14,239,907

Per share amounts:
Basic earnings per share	$0.98	$0.38	$0.39
Diluted earnings per share	$0.95	$0.37	$0.39
Cash dividends declared per ordinary share	$1.10	$0.84	$0.25

The accompanying notes are an integral part of these consolidated financial statements.

QUINTANA MARITIME LIMITED

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(All amounts expressed in thousands of U.S. Dollars except share data)

	Number of Shares	Common Stock, $0.01 Par Value	Additional Paid-in Capital	Common Stock To Be Issued For Warrants Exercised	Accumulated Deficit	Total
Balance at January 13, 2005	—	—	—	—	—	—
Issuance of common stock and capital contributions	6,319,492	63	68,342	—	—	68,405
Initial public offering, net of issuance costs	16,968,500	170	180,592	—	—	180,762
Stock-based compensation	—	—	616	—	—	616
Dividends paid	—	—	—	—	(5,888)	(5,888)
Net income	—	—	—	—	5,528	5,528

Balance, December 31, 2005	23,287,992	$233	$249,550	—	$(360)	$249,423
Preferred stock conversion, net of issuance costs	25,569,462	256	182,443	—	—	182,699
Warrants exercised, net	1,062,079	11	8,486	—	—	8,497
Common stock to be issued for warrants exercised	—	—	—	1,438	—	1,438
Stock-based compensation	107,000	1	2,297	—	—	2,298
Dividends paid	—	—	—	—	(32,381)	(32,381)
Net income	—	—	—	—	12,744	12,744

Balance, December 31, 2006	50,026,533	$501	$442,776	$1,438	$(19,997)	$424,718
Warrants exercised, net	6,096,085	61	46,762	—	—	46,823
Common stock to be issued for warrants exercised	188,400	2	1,436	(1,438)	—	—
Stock-based compensation	204,200	2	4,079	—	—	4,081
Dividends paid	—	—	—	—	(62,163)	(62,163)
Net income	—	—	—	—	53,768	53,768

Balance, December 31, 2007	56,515,218	$566	$495,053	—	$(28,392)	$467,227

The accompanying notes are an integral part of these consolidated financial statements.

QUINTANA MARITIME LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts expressed in thousands of U.S. Dollars)

	Year Ended December 31, 2007	Year Ended December 31, 2006	Period from January 13, 2005 (inception) to December 31, 2005
Cash flows from operating activities:
Net income	$53,768	$12,744	$5,528
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	52,124	30,486	11,648
Amortization of deferred finance costs	1,085	2,169	5,190
Amortization of time charter fair value	2,111	2,111	440
Amortization of loss on sale-leaseback	188	—	—
Stock-based compensation	4,081	2,298	616
Minority interest share in net loss of consolidated joint ventures	(180)	—	—
Unrealized interest rate swap loss	20,253	9,840	—
Changes in assets and liabilities:
Increase in inventories	(753)	(1,271)	(378)
Decrease / (Increase) in due from charterers, net	788	85	(1,244)
Increase in other receivables	(586)	(716)	(480)
Increase in prepaid expenses and other current assets	(1,706)	(119)	(867)
(Decrease) / Increase in accounts payable	(1,060)	3,895	1,474
Increase / (Decrease) in sundry liabilities and accruals	11,265	(637)	3,413
Increase in deferred income	11,720	1,061	1,716
Deferred dry-dock costs paid	(5,202)	(4,986)	(1,200)

Net cash from operating activities	$147,896	$56,960	$25,856

Cash flows from investing activities:
Vessel acquisitions	(309,360)	(570,738)	(457,784)
Advances for vessel acquisitions / newbuildings	(63,137)	(26,310)	—
Vessel disposal, net of commissions	249,354	—	—
Purchases of other fixed assets	(725)	(251)	(443)
Time charter premium	—	—	(9,500)

Net cash used in investing activities	$(123,868)	$(597,299)	$(467,727)

Cash flows from financing activities:
Proceeds from long-term debt	282,857	611,960	628,621
Repayment of long-term debt	(205,000)	(210,000)	(418,621)
Payment of financing costs	(1,154)	(4,798)	(7,149)
Proceeds from preferred stock issuance, net	—	182,699	—
Proceeds from exercise of warrants, net	46,823	8,497	—
Common stock to be issued for warrants exercised	—	1,438	—
Paid-in capital and common stock	—	—	68,405
Proceeds from initial public offering	—	—	182,942
Issuance costs of initial public offering	—	—	(2,180)
Contributions from minority interest holders of consolidated joint ventures	9,233	—	—
Dividends paid	(62,163)	(32,381)	(5,888)

Net cash from financing activities	$70,596	$557,415	$446,130

Net increase in cash and cash equivalents	94,624	17,076	4,259
Cash and cash equivalents at beginning of period	21,335	4,259	—

Cash and cash equivalents at end of the period	$115,959	$21,335	$4,259

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$36,352	$18,994	$3,064
Capitalized interest on newbuildings	2,232	—	—
Non-cash investing and financing activities:
Conversion of 12% Mandatorily Convertible Preference Stock	—	190,938	—

The accompanying notes are an integral part of these consolidated financial statements.

QUINTANA MARITIME LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in U.S. dollars except as otherwise noted)

1. Basis of Presentation and General Information

The Company

The accompanying consolidated financial statements include the accounts of Quintana Maritime Limited and its wholly owned subsidiaries (collectively, the “Company”).

Quintana Maritime Limited is a holding company incorporated on January 13, 2005, under the Laws of the Republic of the Marshall Islands. Through its subsidiaries, the Company is engaged in the marine transportation of dry bulk cargoes through the ownership and operation of dry bulk vessels.

The Company was formed by companies controlled by each of Corbin J. Robertson Jr., First Reserve Corporation (“FRC”) and American Metals & Coal International, Inc. (“AMCI”). On July 20, 2005, the Company completed its initial public offering.

Except as otherwise noted, the Company is the sole owner of all of the outstanding shares of the following subsidiaries as of December 31, 2007, each of which was formed in the Marshall Islands for the purpose of owning a vessel in the Company’s fleet:

Company	Vessel Type	Deadweight Tonnage (in tonnes)	Built	Vessel Delivery Date
Fearless Shipco LLC (1)	Panamax	73,427	1997	April 11, 2005
King Coal Shipco LLC (1)	Panamax	72,873	1997	April 12, 2005
Coal Glory Shipco LLC (1)	Panamax	73,670	1995	April 13, 2005
Coal Age Shipco LLC (1)	Panamax	72,861	1997	May 4, 2005
Iron Man Shipco LLC (1)	Panamax	72,861	1997	May 6, 2005
Barbara Shipco LLC (1)	Panamax	73,390	1997	July 20, 2005
Coal Pride Shipco LLC	Panamax	72,600	1999	August 16, 2005
Linda Leah Shipco LLC (1)	Panamax	73,390	1997	August 22, 2005
Iron Beauty Shipco LLC	Capesize	165,500	2001	October 18, 2005
Kirmar Shipco LLC	Capesize	165,500	2001	November 11, 2005
Iron Vassilis Shipco LLC	Kamsarmax	82,000	2006	July 27, 2006
Iron Fuzeyya Shipco LLC	Kamsarmax	82,229	2006	August 14, 2006
Iron Bradyn Shipco LLC	Kamsarmax	82,769	2006	August 21, 2006
Grain Harvester Shipco LLC	Panamax	76,417	2004	September 5, 2006
Santa Barbara Shipco LLC	Kamsarmax	82,266	2006	September 5, 2006
Iron Bill Shipco LLC(2)	Kamsarmax	82,000	2006	September 7, 2006
Ore Hansa Shipco LLC	Kamsarmax	82,229	2006	September 15, 2006
Iron Anne Shipco LLC	Kamsarmax	82,000	2006	September 25, 2006
Iron Kalypso Shipco LLC	Kamsarmax	82,204	2006	September 25, 2006
Grain Express Shipco LLC	Panamax	76,466	2004	October 9, 2006
Iron Knight Shipco LLC	Panamax	76,429	2004	January 24, 2007
Coal Gypsy Shipco LLC	Kamsarmax	82,300	2006	November 24, 2006
Pascha Shipco LLC	Kamsarmax	82,300	2006	December 15, 2006
Coal Hunter Shipco LLC	Kamsarmax	82,300	2006	December 20, 2006
Iron Lindrew Shipco LLC	Kamsarmax	82,300	2007	February 16, 2007
Iron Miner Shipco LLC	Capesize	177,000	2007	March 13, 2007
Iron Brooke Shipco LLC	Kamsarmax	82,300	2007	March 20, 2007
Iron Manolis Shipco LLC	Kamsarmax	82,300	2007	April 3, 2007
Lowlands Beilun Shipco LLC(3)	Capesize	170,162	1999	April 10, 2007
Iron Endurance Shipco LLC	Capesize	180,000	TBD 2008	Expected Q4, 2008
Christine Shipco LLC(4)	Capesize	180,000	TBD 2010	Expected Q1, 2010
Hope Shipco LLC(5)	Capesize	181,000	TBD 2010	Expected Q4, 2010
Lillie Shipco LLC(5)	Capesize	181,000	TBD 2010	Expected Q4, 2010
Fritz Shipco LLC(5)	Capesize	180,000	TBD 2010	Expected Q2, 2010
Benthe Shipco LLC(5)	Capesize	180,000	TBD 2010	Expected Q2, 2010
Gayle Frances Shipco LLC(5)	Capesize	180,000	TBD 2010	Expected Q3, 2010
Iron Lena Shipco LLC(5)	Capesize	180,000	TBD 2010	Expected Q4, 2010

(1)	Indicates a vessel sold to a third party in July 2007 and subsequently leased back to Company

(2)	Formerly Iron Elisabeth Shipco LLC

(3)	Formerly Coal Heat Shipco LLC

(4)	Christine Shipco is owned 42.8% by the Company

(5)	Consolidated joint venture 50% owned by the Company

The operations of all the Company’s vessels are managed by a wholly owned subsidiary, Quintana Management LLC.

In December 2005, the Company formed a wholly owned subsidiary, Quintana Logistics LLC, to engage in chartering operations, including entry into contracts of affreightment. Under a contract of affreightment, the Company would agree to transport a specified amount of cargo at a specified rate per ton between designated ports over a particular period of time. The contracts of affreightment generally do not specify particular vessels, so the Company would be permitted either to use its own vessel or to charter in a third-party vessel.

2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for financial information.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Quintana Maritime Limited and its subsidiaries referred to in Note 1. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

The functional currency of the Company is the U.S. Dollar, since the Company’s vessels operate in international shipping markets, which use the U.S. Dollar as their functional currency. As such, the Company’s accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of operations.

Cash and Cash Equivalents

The Company considers highly liquid investments, such as time deposits and certificates of deposit with an original maturity of three months or less, to be cash equivalents.

Due from Charterers, net

Due from charterers, net includes accounts receivable from charters net of the provision for doubtful accounts. At each balance sheet date, the Company provides for the provision based on a review of all outstanding charter receivables. As of December 31, 2007 and 2006, the allowance for bad debt was $187 thousand.

Revenue is based on contracted charterparties and, although the Company’s business is with customers whom the Company believes to be of the highest standard, there is always the possibility of dispute over terms and payment of hires and freights. In particular, disagreements may arise as to the responsibility of lost time and revenue due to the Company as a result. As such, the Company periodically assesses the recoverability of amounts outstanding and estimates a provision if there is a possibility of non-recoverability. Although the Company believes its provisions to be reasonable at the time they are made, it is possible that an amount under dispute is not ultimately recovered and the estimated provision for doubtful accounts is inadequate.

Inventories

Inventories consist of lubricants, which are stated at the lower of cost or market value. Cost is determined by the weighted average method.

Other Fixed Assets

Other fixed assets, net, are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful life of the specific asset placed in service. We use the following useful lives to calculate depreciation:

Description of Asset	Useful Life
Leasehold improvement (1)	2 years
Furniture, fixtures, and other equipment	4 years
Computer equipment	4 years

(1)	Leasehold improvements are depreciated over the shorter of 2 years or the remaining term of the lease.

Impairment of Long-lived Assets

Long-lived assets and certain identifiable intangibles held and used or disposed of by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels. No impairment was recognized during the years ended December 31, 2007 or 2006.

Vessel Cost

Vessels are stated at cost, which consists of the contract price and any material expenses directly attributable to acquisition, including initial repairs, pre-delivery improvements and delivery expenses. Expenditures for conversions and major improvements are capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are expensed as incurred.

Vessel Depreciation

Depreciation is computed using the straight-line method over the estimated useful lives of the vessels, after considering the estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate of $220 per lightweight ton. Management estimates the useful lives of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

Time Charter Premium

When vessels are acquired with time charters attached and the hire rates on such charters are above the prevailing market rate at the time of acquisition, the Company allocates the total purchase price of the vessel between the vessel charter-free value and a deferred asset equal in amount to the present value of the attached charter. This present value is computed as the difference between the contractual amount to be received over the term of the time charter and management’s estimates of the fair value of the time charter at the time of acquisition. The discount rate reflects the risks associated with the acquired time charter. The deferred time charter premium is amortized over the remaining period of the time charter as a reduction to time charter revenue.

Deferred Drydocking Costs

The Company follows the deferral method of accounting for drydocking costs, whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date of the next drydocking, which is typically 30 to 60 months. Unamortized drydocking costs of vessels that are sold are written off, unless the vessel is subject to a sale-leaseback transaction.

Deferred Financing Costs

Fees incurred for obtaining new loans or refinancing existing ones are deferred and amortized to interest expense over the life of the related debt. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing is made.

Sale-Leaseback Transaction

The Company may from time to time enter into sale-leaseback transactions with third parties in which the Company is the lessee. Leases are classified as capital leases when substantially all the risk and rewards of ownership remain with the Company. All other leases are classified as operating leases.

All the Company’s sale-leaseback transactions have been classified as operating leases. Any profit or loss on the sale of these vessels is deferred and amortized over the lease term to charterhire expense.

Dry-docking costs for vessels sold and leased back remain on the balance sheet and are amortized on a straight-line basis over the period through the next dry docking date. Future dry docking costs for the vessels will be deferred and amortized through the next dry-docking date or through the termination of the lease, whichever comes first. Operating lease payments are charged to expense on a straight-line basis over the lease term. Refer to Note 11 for further information.

Pension and Retirement Benefit Obligations—Crew

The shipowning companies included in the consolidation employ the crew on board under short-term contracts (usually up to eight months) and, accordingly, are not liable for any pension or post-retirement benefits.

Deferred Income

Deferred income primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as income when earned.

Revenues and Expenses

Revenues are generated from voyage and time-charter agreements. Time-charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter, the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. Losses on voyages are provided for in full at the time such losses can be estimated. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo. Vessel operating expenses and general and administrative expenses are accounted for on the accrual basis. Prepaid expenses represent cash paid in the current period that relates to subsequent periods.

As of December 31, 2007, all vessels in the Company’s fleet were employed on fixed-rate time charters under which the charterer, and not the Company, was responsible for voyage expenses. As of December 31, 2006, 22 of the 23 vessels in the Company’s fleet were employed under such charters. As of December 31, 2005, 9 of the 10 vessels in the Company’s fleet were employed under such charters. The Company believes that, for the relevant periods covered by these financial statements, voyage costs such as port and canal charges are not material, and the impact of recognizing voyage costs on a pro-rata basis are not materially different from recognizing them as incurred. The Company also believes that recognizing other voyage costs such as bunkers (fuel) expense and commission expense on a pro-rata basis would approximate the amount of expense recognized as incurred.

Quintana Logistics may charter in vessels on a bareboat basis in order to conduct its operations. The charter hire paid to the ship owner is expensed as a voyage expense. In 2006, Quintana Logistics paid $2.5 million in charter-in cost. The Company had no corresponding expense in 2007 or 2005, when Quintana Logistics did not conduct any operations.

Repairs and Maintenance

All repair and maintenance expenses including major overhauling and underwater inspection expenses are expensed as incurred.

United States Federal Income Taxation of our Company

We have made special tax elections in respect of each of our ship-owning and operating subsidiaries, the effect of which is to disregard each of those subsidiaries as a taxable entity separate from us for United States federal income tax purposes. Therefore, for purposes of the discussion below, the income earned and assets held by those subsidiaries will be treated as earned and owned directly by us for United States federal income tax purposes.

Unless exempt from U.S. federal income taxation under the rules discussed below, a non-U.S. corporation is subject to U.S. federal income taxation in respect of any income it earns that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. During the year ended December 31, 2007 we did not engage in transportation that produced income considered to be 100% from sources within the United States. Shipping income derived from sources outside the United States is not subject to U.S. federal income tax.

In the absence of exemption from tax under Section 883 of the Code (the “883 Exemption”), our U.S.-source shipping income would generally be subject to a 4% gross basis tax (i.e., a tax imposed without allowance for deductions). We believe that we qualified for the 883 Exemption for our year ended December 31, 2007 and we will take this position for U.S. federal income tax return reporting purposes. However, there are circumstances, including some that are beyond our control, which could cause us to lose the benefit of the 883 Exemption and thereby become subject to U.S. federal income tax on our U.S.-source shipping income. For example, shareholders who own 5% or more of our common stock (collectively, “5% shareholders”) could acquire and own 50% or more of our outstanding common stock. This would preclude us from being eligible for the 883 Exemption unless we can establish that among those 5% shareholders there are a sufficient number of 5% shareholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified 5% shareholders from owning 50% or more of such shares for more than half the number of days during the taxable year. Therefore, we can give no assurances regarding our qualification for this tax exemption.

Marshall Islands Tax Considerations

We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax is imposed on payments of dividends by us to our shareholders.

Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, accounts receivable due from charterers (net of allowance), other receivables, and prepaid expenses and other current assets. The principal financial liabilities of the Company consist of accounts payable due to suppliers, sundry liabilities and accruals, deferred income, debt, and the interest-rate swap. The carrying amounts reflected in the accompanying consolidated balance sheet of financial assets and liabilities approximate their respective fair values.

Variable Interest Entities

The Company evaluates its relationships with other entities to identify whether they are variable interest entities and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements. As of December 31, 2007, there were seven entities for the periods presented that were required to be included in the accompanying consolidated financial statements. Four of those entities had insignificant assets and liabilities as of that date.

Joint Ventures

In accordance with the Company’s accounting policy on variable interest entities, the Company evaluates its relationships with other entities to identify whether they are variable interest entities. The Company does not hold a majority voting interest in any of the joint ventures but has determined that each joint venture is a variable interest entity and that the Company is, in each case, the primary beneficiary. As such, the Company consolidates the joint ventures. The joint venture partners’ share of the net income or loss of the joint ventures is presented separately in the accompanying consolidated income statements as minority interests. The partners’ share of net assets is presented separately in the accompanying consolidated balance sheets as minority interests.

Segment Reporting

The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus, the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

Derivatives

The Company designates its derivatives based upon the criteria established by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133, as amended by Statement of Financial Accounting Standards No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities—An amendment of SFAS 133”, (SFAS 138) and Statement of Financial Accounting Standards No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, (SFAS 149), requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Fair value for non-exchange traded contracts is based on dealer quotes, pricing models, or discounted cash flow analysis. The accounting for the changes in the fair value of the derivative depends on the intended use of the derivative and the resulting designation. For a derivative that does not qualify as a hedge, the change in fair value is recognized at the end of each accounting period on the income statement.

Earnings per Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Such securities include nonvested stock awards, for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and are not yet recognized using the treasury method, to the extent that they are dilutive, and common shares issuable upon exercise of the Company’s outstanding warrants.

Share-based Compensation

Management has selected the straight-line method with respect to the restricted stock because it considers each restricted stock award to be a single award and not multiple awards, regardless of the vesting schedule. Additionally, the “front-loaded” recognition of compensation cost that results from the accelerated method implies that the related employee services become less valuable as time passes, which management does not believe to be the case. The fair market value of the restricted stock is fixed as of the grant date as the average of the high and low trading prices of the Company’s common stock on the grant date.

The Company does not currently record an estimate of forfeitures of restricted stock, as it believes that any such amount would be immaterial. The Company will, however, re-evaluate the reasonableness of its decision at each reporting period.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 was effective beginning in fiscal year 2007. Based on our expectation that the Company will continue not to be liable for income taxes in either the Marshall Islands or in the United States, the adoption of FIN 48 did not have a material impact on the Company’s consolidated financial condition and results of operations.

In September 2006, the FASB issued Staff Position (FSP) AUG AIR-1, “Accounting for Planned Major Maintenance Activities.” FSP AUG AIR-1 addresses the accounting for planned major maintenance activities. Specifically, the FSP prohibits the practice of the accrue-in-advance method of accounting for planned major maintenance activities. FSP AUG AIR-1 is effective for fiscal years beginning after December 15, 2006. Because the Company does not use the accrue-in-advance method, the adoption of FSP AUG AIR-1 did not have a material impact on its results of operations and financial position.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which enhances existing guidance for measuring assets and liabilities at fair value. Previously, guidance for applying fair value was incorporated in several accounting pronouncements. The new statement provides a single definition of fair value, together with a framework for measuring it and requires additional disclosure about the use of fair value to measure assets and liabilities. While the statement does not require any new fair value measurements, it does change certain current practices. The Company has adopted SFAS 157 for the fiscal year starting January 1, 2008 and does not expect it to have a material impact on its consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). Under this statement, entities may voluntarily and irrevocably choose to measure certain financial assets and liabilities, on an instrument-by-instrument basis, at fair value. Subsequent changes for the elected instruments must be reported in earnings. The Company has adopted SFAS 159 for the fiscal year starting January 1, 2008 and does not expect it to have a material impact on its consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (“SFAS No. 160”). The statement is an amendment to ARB No. 51 and establishes accounting and reporting standards for minority interests, including disclosures relating to presentation of minority interests on the face of the balance sheet and income statement as well as reporting requirements relating to changes in a parent’s ownership interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently evaluating the impact of the adoption of this standard but believes that its implementation is unlikely to have a material impact on the financial position of the Company.

In December, 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS 141(R)”). The Statement is a revision of SFAS No. 141, Business Combinations, issued in June 2001, designed to improve the relevance, representational fairness and comparability and information that a reporting entity provides about a business combination and its effects. The Statement establishes principals and requirements for how the acquirer recognizes assets, liabilities and non-controlling interests, how to recognize and measure goodwill and the disclosures to be made. The statement applies to all transactions in which an entity obtains control of a business and is effective for the Company for acquisitions on or after January 1, 2009. The Company is currently evaluating the impact of the adoption of this standard, if any.

3. Vessel Acquisitions

In 2006, the Company entered into agreements with affiliates of Metrobulk to acquire 17 vessels for an aggregate of $735 million and a separate agreement with another party to acquire one vessel for $92.5 million. The Company took delivery of 13 vessels in the year ended December 31, 2006 and awaited delivery of an additional 5 vessels as of that date.

The Company took delivery of the four remaining Metrobulk vessels and an additional Capesize vessel during 2007 (Iron Knight, Iron Lindrew, Iron Miner, Iron Brooke and Iron Manolis ), paying an aggregate of approximately $236.8 million upon delivery.

On January 22, 2007, the Company agreed to purchase a 1999-built, 170,162 dwt Capesize bulk carrier named Lowlands Beilun. The Company initially advanced $7.3 million on that date and paid the remaining balance of $65.7 million upon the delivery of the vessel on April 10, 2007.

The movement in vessels, net in the accompanying consolidated balance sheets is analyzed as follows:

Vessels, net
(in thousands)
January 1, 2006	$446,475
Additions	570,738
Depreciation charge for the year	(29,590)

December 31, 2006	$987,623
Advances for vessel acquisitions paid in 2006 for vessels delivered in 2007	26,310
Additions	309,360
Vessel disposals (1)	(252,722)
Depreciation charge for the year	(49,836)

December 31, 2007	$1,020,735

(1)	Please refer to Note 11 for a discussion of the vessels sold.

The depreciation charge for the period from January 13, 2005 (inception) to December 31, 2005 was $11.3 million.

4. Advances for Acquisition of Vessels / Newbuildings

Advances for acquisition of vessels / newbuildings (in thousands) in the accompanying consolidated balance sheets is analyzed as follows:

January 1, 2006	$—

Vessel acquisition advances	26,310

December 31, 2006	$26,310
Advances paid in 2006 for vessels delivered in 2007	(26,310)
Newbuilding advances	63,137

December 31, 2007	$63,137

In April 2007, the Company entered into an agreement with Cosmos World Maritime S.A., an affiliate of Itochu Corporation, for the purchase of a 180,000 dwt Capesize carrier to be constructed at Imabari Shipbuilding Co., Ltd. and scheduled to be delivered at the end of 2008, for a purchase price of approximately $92 million. The vessel will be named Iron Endurance. On May 4, 2007, the Company paid the sellers $9.2 million under the contract and on October 31, 2007, the Company paid a further $9.2 million to the sellers as payment for the second installment under the contract. Both installments were financed through existing cash reserves. The remaining 2 installments are due under the memorandum of agreement between March 2008 and delivery of the vessel, expected in the fourth quarter of 2008. The Company may fund the balance of the purchase price with a combination of cash on hand and borrowings under the revolving credit facility.

Additionally, in April and May 2007, the Company and its joint venture partners paid the first installments due under the newbuilding contracts of Christine Shipco LLC, Hope Shipco LLC, and Lillie Shipco LLC. In total, $42.6 million was advanced, out of which $15.7 million was paid by the Company. Refer to Note 9 for details of the financing of these installments.

5. Other Receivables

Other receivables shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2007	2006
	(in thousands)
Value added tax	$466	$420
Advances to crew	465	221
Other	851	555

Total	$1,782	$1,196

6. Deferred Charges

The deferred charges shown in the accompanying consolidated balance sheets are analyzed as follows:

	Finance Costs	Drydocking	Time Charter Premium	Loss on Sale- Leaseback
	(in thousands)
January 1, 2006	$1,959	$920	$9,060	—
Additions	4,798	4,986	—	—
Amortizations	(336)	(690)	(2,111)	—
Write-offs	(1,833)	—	—	—

December 31, 2006	$4,588	$5,216	$6,949	—
Additions	1,154	5,394	—	3,368
Amortization	(1,085)	(1,951)	(2,111)	(188)

December 31, 2007	$4,657	$8,659	$4,838	$3,180

Iron Beauty was acquired in October 2005 with a time charter attached of $36,500 per day less commissions. It was determined that this was an above-market rate. As described in Note 2 above, the Company, in these circumstances, allocates a portion of the amount paid for the vessel to the fair value of the above-market charter and shows this as a deferred asset. When Iron Beauty was purchased, the present value of the time charter was determined to be $9.5 million and this amount was allocated as a deferred asset. This is then amortized to revenue on a straight-line basis over the term of the time charter, resulting in a daily time charter rate of approximately $30,600 as recognized revenue. For cash flow purposes, the company will continue to receive $36,500 per day less commissions. The amortization schedule of the balance of the deferred time charter premium is as follows:

Year	Amortization (in thousands)
2008	$2,111
2009	2,111
2010	616

Total	$4,838

7. Prepaid Expenses and Other Current Assets

The prepaid expenses shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
Prepaid Expenses and Other Current Assets	2007	2006
	(in thousands)
Prepaid insurance	$531	$595
Prepaid bareboat hire (1)	1,183	—
Other prepaid expenses and other current assets	978	391

Total	$2,692	$986

(1)	Relates to prepaid bareboat hire to owners of vessels that are operated by the Company under operating leases.

8. Sundry Liabilities and Accruals

The sundry liabilities and accruals shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
Sundry Liabilities and Accruals	2007	2006
	(in thousands)
Accrued interest expense	$10,618	$211
Accrued office expenses	1,459	1,255
Other sundry liabilities and accruals	2,156	1,310

Total	$14,233	$2,776

9. Long-Term Debt

The following table summarizes the Company’s long-term debt (in thousands):

	December 31,
Long-Term Debt	2007	2006
	(in thousands)
Revolving credit facility	$660,000	$611,960
Credit facilities of consolidated joint ventures (1)	29,818	—
	689,818	611,960
Less: Current portion of long-term debt	(77,218)	(47,000)

Long-term debt, net of current portion	$612,600	$564,960

(1)
The Company is responsible for repaying 50% of the outstanding credit facilities of Hope Shipco LLC and Lillie Shipco LLC. Christine Shipco LLC has a credit facility for pre-delivery financing, but the Company has no repayment obligations with respect to that facility.

Revolving Credit Facility

On July 19, 2006, the Company entered into an 8.25 year, $735 million senior secured revolving credit facility. The Company has amended the facility, most recently on July 5, 2007. Following these amendments, which are described below and were made as a result of the changing capital requirements of the Company, the maximum available amount under the facility is $735.2 million. Under the amended facility, the Company can borrow a further $55.2 million, which is equal to 60% of the purchase price of Iron Endurance, a newbuilding Capesize vessel to be purchased by the Company from an affiliate of Itochu Corporation, and is expected to be delivered in the fourth quarter of 2008.

Amendments to the Revolving Credit Facility

First Amendment

On March 14, 2007, the Company executed an amendment (the “Amendment”) to the facility. The material terms of the Amendment were:

•	To increase the maximum available amount for borrowing to $865 million;

•	To reschedule the quarterly commitment reductions as follows:

•	Two reductions of $14.5 million each, beginning on July 1, 2007, followed by

•	Four reductions of $18 million each, followed by

•
23 reductions of $15 million each, with the final reduction occurring on the maturity date together with a balloon reduction equal to the lesser of $419 million or remaining amounts outstanding under the facility.

•	To waive compliance with the minimum-liquidity covenant through December 31, 2007.

On March 28, 2007, the Company received a waiver under the facility permitting it to form the shipowning company to purchase a Capesize vessel through a joint venture and to exclude that shipowning company from coverage under the facility until its delivery.

On April 27, 2007, the Company received an additional waiver under the facility with respect to the formation of six additional shipowning companies and to clarify that only the Company’s interest in the relevant shipowning companies will be used in calculating compliance with the financial covenants under the facility.

Second Amendment

On July 5, 2007, the Company further amended the credit facility (the “Second Amendment”). The Second Amendment contemplated the completion of the Company’s transaction relating to the sale-leaseback of seven vessels in its existing fleet (the “sale-leaseback” as described below in Note 11), and the effectiveness of the terms of the Second Amendment was contingent upon the completion of that transaction and the mandatory prepayment of $185 million of the amount outstanding under the Facility from the funds received in the sale-leaseback. As of July 25, 2007, the Company had completed the sale-leaseback and prepaid $185.0 million. The material terms of the Amendment are:

•	approval of the release of the security interests on the ships sold in the sale-leaseback and other related collateral contemporaneously with consummation of the sale-leaseback;

•	approval of the Company’s guarantee of the obligations under the sale-leaseback;

•
permission to borrow up to $55.2 million, which is equal to 60% of the purchase price of a newbuilding Capesize vessel to be purchased by the Company from an affiliate of Itochu Corporation, and is expected to be delivered in the fourth quarter of 2008, thereby adjusting the maximum available amount under the facility to $735.2 million after the borrowings for this vessel; and

•	a revised schedule of quarterly commitment reductions as follows:

¡	Two reductions of $10,000,000 each, beginning on July 1, 2007, followed by

¡	Four reductions of $13,750,000 each, followed by

¡
23 reductions of $12,125,000 each, with the final reduction occurring on the maturity date together with a balloon reduction equal to the lesser of $381,325,000 or remaining amounts outstanding under the Facility.

In addition, the Second Amendment contains customary representations and warranties made by the Company to its lenders. Except as specified in the Second Amendment, the Facility remains in full force and effect.

Under the facility in effect as December 31, 2007 the following repayments of principal are required over the next five years:

Period	Principal Repayment
(in thousands)
January 1, 2008 to December 31, 2008 (1)	$55,000
January 1, 2009 to December 31, 2009	48,500
January 1, 2010 to December 31, 2010	48,500
January 1, 2011 to December 31, 2011	48,500
January 1, 2012 to December 31, 2012	48,500

(1)	The Company paid an installment of $13.75 million on January 2, 2008.

As of December 31, 2007, the undrawn portion of the credit facility amounted to $55.2 million. The full amount borrowed under the facility will mature on September 30, 2014.

The Company’s obligations under the credit facility are secured by: (i) first priority cross-collateralized mortgages over the vessels securing the facility, which include the entire fleet other than those purchased in connection with joint ventures; (ii) first priority assignment of all insurances, operational accounts and earnings of the vessels financed with borrowings under the facility; (iii) first priority pledges over the operating accounts of the shipowning subsidiaries held with the agent, (iv) assignments of existing and future charters for the vessels, and (v) assignments of interest rate swaps. Borrowings under the revolving credit facility bear interest at the rate of LIBOR plus 0.85% per annum (until December 31, 2010) and LIBOR plus 1.10% per annum thereafter.

Effective July 1, 2006, the Company entered into an interest-rate swap with Fortis Bank (Nederland) N.V. (“Fortis”) that effectively fixes the interest payable on the borrowings under the facility at 5.985%, inclusive of margin due to the Company’s lenders. For further details, refer to Note 14 of these consolidated financial statements.

As of December 31, 2007, the Company was in compliance with relevant covenants under the facility. Consummation of the proposed merger would result in an event of default under the facility. Consequently, it is currently proposed that the facility be refinanced immediately prior to the consummation of the merger.

Consolidated Joint Venture Credit Facilities

Christine Shipco LLC

On April 11, 2007, Christine Shipco LLC entered into a secured loan agreement with Royal Bank of Scotland for an amount equal to 70% of the pre-delivery installments, or $25.3 million, for the Capesize newbuilding, to be named Christine. Pre-delivery installments payable to the yard are expected to total approximately $36.2 million. As of December 31, 2007, $7.6 million had been drawn down under the facility.

The loan is to be repaid in one installment on the earlier of the delivery date and August 31, 2010, but the loan may be prepaid in full or in part at any time. The delivery date is expected to be during the first quarter of 2010. Under the terms of the joint venture agreement and the loan agreement, Quintana Maritime Limited is not responsible for repayment of the pre-delivery financing. Christine Shipco LLC expects to refinance the loan upon delivery by borrowing an amount equal to the sum of the pre-delivery financing outstanding at delivery and 70% of the delivery installment. The Company will be obliged to make capital contributions to Christine Shipco LLC to cover 50% of the principal and interest due upon refinancing of the facility.

The interest rate payable on the loan is the aggregate of (1) LIBOR, (2) the margin of 1.125% and (3) the mandatory cost, if any. The mandatory cost is an addition to the interest rate to compensate the lender for the costs of compliance with the Bank of England and European Central Bank requirements.

Under the loan facility, Christine Shipco LLC must ensure that the fair market value of the vessel, less the unpaid portion of the purchase price, is equal to at least 130% of the loan amount outstanding. In addition, the facility contains customary restrictive covenants and events of default, including nonpayment of principal or interest, breach of covenants or material misrepresentations, default under other material indebtedness, bankruptcy, and change of control. Christine Shipco LLC is not permitted to pay dividends without the prior written consent of the lender.

Lillie Shipco LLC and Hope Shipco LLC

On May 11, 2007, Lillie Shipco LLC and Hope Shipco LLC entered into separate secured loan agreements with Royal Bank of Scotland to finance amounts equal to 70% of the first pre-delivery installments due to the shipyard, or $11.3 million and $10.9 million, respectively. The loan facilities were drawn down in full upon payment of the first pre-delivery installments in May 2007.

Each of the loans is to be repaid in one installment on April 18, 2008, but each loan may be prepaid in full or in part at any time. Under the terms of the joint venture agreements governing Lillie Shipco LLC and Hope Shipco LLC, Quintana Maritime Limited will be responsible for repaying 50% of the outstanding balance of each loan at the repayment date.

The interest rate payable on each of the loans is the aggregate of (1) LIBOR, (2) the margin of 1.125% and (3) the mandatory cost, if any. The mandatory cost is an addition to the interest rate to compensate the lender for the costs of compliance with the Bank of England and European Central Bank requirements.

Under the loan facilities, each of Hope Shipco LLC and Lillie Shipco LLC must ensure that the fair market value of the vessel, less the unpaid portion of the purchase price, is equal to at least 115% of the loan amount outstanding. In addition, the facilities contain customary restrictive covenants and events of default, including nonpayment of principal or interest, breach of covenants or material misrepresentations, default under other material indebtedness, bankruptcy, and change of control. Neither Lillie Shipco LLC nor Hope Shipco LLC is permitted to pay dividends without the prior written consent of the lender.

Both Lillie Shipco LLC and Hope Shipco LLC expect to refinance the loans to cover the remaining pre-delivery installments.

Under the three joint-venture credit facilities as at December 31, 2007, the following repayments of principal payable by the joint ventures will be required over the next five years:

Period	Principal Repayment
(in thousands)
January 1, 2008 to December 31, 2008	$22,218
January 1, 2009 to December 31, 2009	—
January 1, 2010 to December 31, 2010	7,600
January 1, 2011 to December 31, 2011	—
January 1, 2012 to December 31, 2012	—

As of December 31, 2007, the Company was in compliance with all covenants under all the above facilities. The weighted average interest rate, as of December 31, 2007 and 2006, was 6.1% and 6.0%, respectively.

KSC Vessels

The Company has recently nominated four joint ventures to purchase the KSC vessels. While the joint ventures expect to obtain financing with respect to these vessels once they receive refund guarantees in their favor, those guarantees have not been received yet and, therefore, no financing has been arranged.

10. Related Party Transactions

On October 31, 2005, the Company and Quintana Minerals Corporation entered into a service agreement, whereby Quintana Minerals agreed to provide certain administrative services to the Company at cost, and the Company agreed to reimburse Quintana Minerals for the expenses incurred by Quintana Minerals in providing those services. Quintana Minerals Corporation is an affiliate of Corbin J. Robertson, the Chairman of the Board of Directors of the Company and significant shareholder in the Company. Total amounts reimbursed to Quintana Minerals Corporation were $2.1 million, $1.3 million, and $1.3 million for the years ended December 31, 2007 and 2006 and for the period from January 13, 2005 to December 31, 2005, respectively. Trade payables as of December 31, 2007 and 2006 shown in the accompanying consolidated financial statements include $0.3 million and $ 0.1 million respectively, related to expenses, including salaries of Company management, office rent, and related expenses, paid for by Quintana Minerals Corporation, on behalf of the Company.

In 2005, the Company’s Chief Executive Officer, Stamatis Molaris, signed a consulting agreement with Quintana Minerals Corporation dated as of January 1, 2005 with duration of one year. This agreement was terminated as of March 31, 2005. Quintana Minerals Corporation is an affiliate of Corbin J. Robertson, Jr., who beneficially owned 38.6% of the member interests in Quintana Maritime Investors LLC, the Company’s parent prior to the initial public offering, which in turn owned 100% of the common equity of the Company prior to the initial public offering. Quintana Maritime Investors LLC paid $25 thousand to Mr. Molaris in payment of all amounts due under the agreement.

An affiliate of Mr. Robertson, the Chairman of the Board of the Company has the right in certain circumstances to require us to register their shares of common stock in connection with a public offering and sale. In addition, in connection with other registered offerings by us, affiliates of Mr. Robertson and certain other shareholders will have the ability to exercise certain piggyback registration rights with respect to their shares.

In addition, affiliates of Mr. Robertson and Hans J. Mende, directors of the Company, as well as certain members of our board of directors and management, who together owned approximately 15.3% of our outstanding common stock as of December 31, 2007, purchased an aggregate of approximately $26.2 million of units consisting of preferred stock and warrants in our May 2006 private placement.

In 2006, Quintana Logistics carried cargoes shipped by affiliates of AMCI International, Inc., which generated revenues of approximately $2.5 million during the year. In addition, Quintana Logistics paid a brokerage fee of 2.5%, or approximately $63 thousand, to AMCI International, Inc. The Company believes that the freight charged to and the brokerage commissions paid to the AMCI affiliates were representative of market rates. Hans J. Mende is the President and controlling stockholder of AMCI International, Inc. Quintana Logistics did not operate during the the year ended December 31, 2007 or the period ended December 31, 2005.

Vessel Acquisitions by Joint Ventures

Imabari Vessel. On April 3, 2007, the Company entered into a limited liability company agreement, effective March 30, 2007, with Robertson Maritime Investors LLC (“RMI”), an affiliate of Corbin J. Robertson, Jr. and AMCIC Cape Holdings LLC (“AMCIC”), an affiliate of Hans J. Mende, a member of our Board, for the formation of Christine Shipco LLC, a joint venture to purchase a newbuilding capesize drybulk carrier. Messrs. Robertson, Mende and Molaris, our Chief Executive Officer, will, in addition to serving as members of our Board, serve as members of the board of directors of Christine Shipco LLC. Members of Mr. Robertson’s family, including Corbin J. Robertson, III (who is also a member of the Board), will also participate in the joint venture through RMI. Christine Shipco LLC executed an agreement with an affiliate of Itochu Corporation for the purchase of Christine , a 180,000 dwt Capesize carrier to be constructed at Imabari Shipbuilding Co., Ltd. and scheduled to be delivered in 2010 for a purchase price of $72.4 million. Christine Shipco LLC entered into a term loan agreement relating to the pre-delivery financing of Christine and utilized approximately $7.6 million of the loan facility, together with cash of $3.3 million to pay the first installment of $10.9 million. Under the terms of the agreement governing Christine Shipco LLC, the Company has no obligations to make capital contributions to the joint venture until the delivery of the vessel in 2010, when the Company must fund the equity portion of the delivery installment, which is equal to 50% of the acquisition price of the vessel, or approximately $36.2 million. The Company expects to fund the equity portion of that installment with cash on hand. Christine Shipco LLC expects to refinance the existing loan agreement to cover the portion of the delivery installment not funded by the Company’s capital contribution. Subsequent to the delivery of the vessel, the Company will be obliged to pay its pro rata portion of the capital obligations of the joint venture (other than amounts due under the management agreement with the Company) under most circumstances. As a result, the Company owns a 42.8% interest in the joint venture, and RMI and AMCIC each own a 28.6% interest in the joint venture.

The Conflicts Committee of the Company’s Board, which is made up of three of the Company’s independent non-executive directors, has approved this agreement with the advice of independent outside counsel.

STX Vessels. On April 16, 2007, the Company entered into agreements with STX Shipbuilding Co., Ltd. for the construction of two 181,000 dwt newbuilding Capesize carriers for expected delivery in the fourth quarter of 2010 for an aggregate purchase price of approximately $159 million. The Company has nominated Hope Shipco LLC and Lillie Shipco LLC to purchase the respective vessels. The Company owns 50% of each of Hope Shipco LLC and Lillie Shipco LLC, and AMCIC, as described above, owns the other 50%. The sole purpose of each of Hope Shipco LLC and Lillie Shipco LLC is to purchase, own and operate the relevant Capesize vessel. Hope Shipco LLC and Lillie Shipco LLC entered into credit facilities to finance 70% of the first pre-delivery installment, and each of Hope Shipco LLC and Lillie Shipco LLC expects to refinance the facilities to cover up to 70% of the total purchase price of its respective Capesize vessel.

Each of Hope Shipco LLC and Lillie Shipco LLC is managed by a two-member board of directors consisting of Hans J. Mende and Stamatis Molaris, appointed by AMCIC and the Company, respectively. Mr. Mende serves as member of the Company’s Board, and Mr. Molaris serves as a director and the Company’s Chief Executive Officer and President. All decisions of the boards of directors will require unanimous approval.

Pursuant to each joint venture agreement for the STX vessels, the Company will be responsible for 50% of all vessel construction costs. Hope Shipco LLC and Lillie Shipco LLC funded the initial delivery installments with capital contributions by the Company and AMCIC and borrowings at the joint-venture level. Each joint venture will fund the remaining balance of the vessel construction costs with cash contributions from the partners and borrowings at the joint-venture level.

The Conflicts Committee of the Company’s Board, which is made up of three of the Company’s independent non-executive directors, approved the agreements governing the joint ventures in the fourth quarter of 2007 with the advice of independent outside counsel.

KSC Vessels. On April 27, 2007, the Company executed agreements with Korea Shipyard Co., Ltd., a new Korean shipyard, for the construction of four 180,000 dwt newbuilding Capesize carriers for delivery in mid-2010 at a purchase price of approximately $77.7 million per vessel, or an aggregate purchase price of approximately $310.8 million. The Company has nominated Fritz Shipco LLC, Benthe Shipco LLC, Gayle Frances Shipco LLC, and Iron Lena Shipco LLC to purchase the respective vessels. The Company will own 50% of each of those companies, and AMCIC will own the other 50%.

Each of the joint ventures is managed by a two-member board of directors consisting of Hans J. Mende and Stamatis Molaris, each appointed by AMCIC and the Company, respectively. Mr. Mende serves as member of the Company’s Board, and Mr. Molaris serves as a director and the Company’s Chief Executive Officer and President. All decisions of the boards of directors require unanimous approval.

None of the KSC joint ventures will be required to pay any purchase installments with respect to the relevant vessel until it receives a refund guarantee. As of February 25, 2008, none of the joint ventures had received refund guarantees with respect to these vessels. Pursuant to each joint venture agreement with respect to the KSC vessels, the Company will be responsible for 50% of all vessel costs. The Company expects to fund these amounts with cash from operations. Each joint venture will fund the balance of the vessel construction costs with cash contributions from AMCIC and borrowings at the joint-venture level.

The Conflicts Committee of the Company’s Board, which is made up of three of the Company’s independent non-executive directors, approved the limited liability company agreements governing these four joint ventures in the fourth quarter of 2007 with the advice of independent outside counsel. Any future agreements relating to these vessels, including financing arrangements made prior to the payment of the initial installments, will be reviewed separately by the Conflicts Committee.

Management Agreements

Quintana Management LLC expects to enter into a management agreement (each a “Management Agreement”) with each of the seven existing joint ventures pursuant to which the Company will be responsible for the supervision of construction prior to delivery of the vessels and technical management of the vessels subsequent to delivery. Pursuant to each Management Agreement, the Company expects to collect from its joint venture partners $60,000 per annum per vessel for supervising the construction of each of the vessels, starting from the effective date of the joint venture agreements until their respective delivery. The Company will not make any payments with respect to these services. Upon delivery, the Company will manage the vessels on behalf of each joint venture, and the joint ventures will pay the Company a management fee based on the Company’s budgeted management costs, subject to adjustment in certain circumstances.

Charters

Of the seven capesize vessels to be acquired by the joint ventures as described above, Christine, Hope, Lillie, and two of the KSC vessels will be chartered to EDF Trading, a wholly owned subsidiary of EDF, a major European utility, upon their delivery in 2010. The five-year charters will provide for charterhire to be paid at a floor rate, which averages $27,000, net, per vessel per day for each of the five vessels, with 50% profit sharing based on the monthly AV4 BCI time-charter rate as published by the Baltic Exchange. As of December 31, 2007, the remaining two vessels have not yet been chartered.

11. Commitments and Contingent Liabilities

Operating Leases

In 2007, the Company entered into 2 new operating leases for the Athens office for the period from July 1, 2007 to December 31, 2009 and extended the existing leases until June 30, 2008 and December 31, 2008. In November 2006, the Company entered into a two-year, non-cancellable operating sub-lease for its office in Switzerland. Rental expense for both offices for the years ended December 31, 2007 and 2006 and for the period from January 13, 2005 to December 31, 2005 were $590 thousand, $222 thousand and $91 thousand, respectively. Future rental commitments under the operating leases are as follows:

December 31, 2007
(in thousands)
January 1, 2008 to December 31, 2008	$818
January 1, 2009 to December 31, 2009	580

Total	$1,398

Newbuilding installments

As of December 31, 2007, the Company and its joint venture partners expect to have the following newbuilding installment commitments. These commitments reflect all eight of the capesize newbuildings, including one vessel to be wholly owned by the Company and seven vessels to be partially owned through joint ventures. All newbuildings are expected to be delivered by the end of 2010, but the installment schedule may vary depending on when the shipyards start construction and on the final delivery date of the vessels.

	Company Commitments	Joint Venture Partner Commitments	Total Commitments
	(in millions)
January 1, 2008 to December 31, 2008	$108.4	$46.0	$154.4
January 1, 2009 to December 31, 2009	46.6	61.1	107.7
January 1, 2010 to December 31, 2010	173.4	137.3	310.7

	$328.4	$244.4	$572.8

Performance Guarantees

The Company has issued performance guarantees on behalf of Lillie Shipco LLC and Hope Shipco LLC, which guarantee the performance of each joint venture’s obligations and responsibilities under the newbuilding contracts. In particular, the Company has guaranteed the payment of the contract price of the relevant vessels if the joint ventures are in default under the terms of the contract. The contract prices for the newbuildings are $80.6 million and $78.1 million respectively. The guarantees expire on delivery of the vessels to each joint venture. If the sellers of the vessels were to make demand under the guarantees, the Company would have recourse against AMCIC for breach of the agreement governing the rights and obligations of the joint venture partners.

The Company has pledged no assets as collateral for the joint ventures’ obligations.

Sale-Leaseback Transaction

In July 2007, the Company sold 7 Panamax vessels to 2 unaffiliated third parties. Coal Glory, Iron Man, and Linda Leah were sold to three Norwegian partnerships managed by Glitnir Marine Finance AS, and Coal Age, Fearless I, Barbara, and King Coal were sold to two German partnerships managed by KG Allgemeine Leasing GmbH & Co. The total sales price of the vessels, net of sales costs, was approximately $249.4 million, and all vessels were delivered to the buyers in July 2007. Simultaneous with the sale of the vessels, the Company entered into bareboat charter agreements to lease the vessels back for 8 years. The Company will continue to generate revenues from the time charters relating to the vessels, and these revenues will continue to be reported in time charter revenues.

The bareboat charter agreements are accounted for as operating leases and the aggregate loss on the transaction of approximately $3.3 million was deferred and is being amortized over the eight-year lease period. During the year ended December 31, 2007, approximately $0.2 million of amortization charges has been included in charter hire expense on the accompanying consolidated income statement.

The Company’s future minimum lease payment expense under the bareboat charters is as follows:

Period	Amount
(in thousands)
January 1, 2008 to December 31, 2008	$32,649
January 1, 2009 to December 31, 2009	32,560
January 1, 2010 to December 31, 2010	32,560
January 1, 2011 to December 31, 2011	32,560
January 1, 2012 to December 31, 2012	32,560
Thereafter	83,367

Total future minimum lease payments	$246,256

The total lease payment expense for the year ended December 31, 2007 was approximately $ 14.6 million and is included in Charter hire expense in the accompanying consolidated income statement.

Legal Proceedings

The Company has not been involved in any legal proceedings that may have, or have had a significant effect on its business, financial position, results of operations or liquidity, nor is the Company aware of any proceedings that are pending or threatened which may have a significant effect on its business, financial position, results of operations or liquidity. From time to time, the Company may be subject to legal proceedings and claims in the ordinary course of business, principally disputes with charterers, personal injury and property casualty claims. The Company expects that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Legal Proceedings Related to Mr. Molaris

A private individual filed a complaint with the public prosecutor of the Athens Magistrates Court against Mr. Molaris and four others relating to allegations that, while Mr. Molaris was employed by Stelmar Shipping Ltd., they conspired to defraud the individual of a brokerage fee of €1.2 million purportedly owed by a shipyard in connection with the repair of a Stelmar vessel. During the year ended December 31, 2007, the competent Magistrates Judiciary Board acquitted Mr. Molaris and the four other defendants of the relevant charges and consequently ruled that they should not face full trial. The plaintiff filed an appeal, and the public prosecutor issued a pleading on December 28, 2007, stating that the appeal should be dismissed. Mr. Molaris expects the final dismissal of the appeal to be forthcoming.

12. Capital Structure

As of December 31, 2007, the Company had common stock (with attached preferred share purchase rights) and Class A Warrants outstanding.

Common Stock

As of December 31, 2007, the Company had 56,515,218 shares of fully paid common stock outstanding, not including 1,407,650 shares of unvested restricted stock that have been issued but are subject to forfeiture.

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of the Company assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders or the Company’s common stock will be entitled to receive pro rata the Company’s remaining assets available for distribution. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of the Company’s securities. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which the Company may issue in the future.

Preferred Share Purchase Rights

In November 2007, the Company declared a dividend distribution of one preferred share purchase right (a “Right”) on each outstanding share of Quintana common stock. The dividend distribution was made on November 22, 2007 to shareholders of record on that date. The Rights will expire on November 12, 2017.

The rights will become exercisable and trade separately from the common stock upon the earlier of (i) ten days following the public announcement or disclosure that a person or group has acquired beneficial ownership of 15 percent or more of the outstanding Quintana common stock (thereby becoming an Acquiring Person) or (ii) ten business days following the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, that would result in ownership of 15 percent or more of common stock. In such circumstances, each right entitles shareholders to buy one one-thousandth of a share of a new series of junior participating preferred stock at a purchase price of $75.00.

In the event that the rights are triggered, shareholders of record will be able to exercise each right to receive, upon payment of the exercise price, shares of common stock having a market value equal to twice the exercise price. An Acquiring Person will not be entitled to exercise any rights. In connection with the issuance of the rights, the Board of Directors of the Company authorized the issuance of 100,000 shares of preferred stock.

Warrants

Each outstanding warrant entitles the holder to purchase one share of the Company’s common stock and will expire on May 11, 2009, the Warrant Expiration Date. The holders of the warrants are entitled to exercise all or a portion of their warrants at any time on or prior to the Warrant Expiration Date at which time all unexercised warrants will expire. Holders of warrants may exercise in one of two ways: First, they may surrender their warrants, together with the relevant cash exercise price, in order to receive the number of shares paid for. Second, they have a cashless exercise option, in which they may surrender warrants to receive common stock with an aggregate market value equal to the difference between the then-current market price per share of the common stock and the exercise price of the warrants multiplied by the number of such shares.

Holders of the warrants have no right to vote on matters submitted to the Company’s shareholders and have no right to receive dividends. Holders of the warrants are not entitled to share in the Company’s assets in the event of liquidation, dissolution or winding up. In the event a bankruptcy or reorganization is commenced by or against the Company, a bankruptcy court may hold that unexercised warrants are executory contracts which may be subject to rejection by us with approval of the bankruptcy court, and the holders of the warrants may, even if sufficient funds are available, receive nothing or a lesser amount than that to which they would otherwise be entitled to receive as a result of any such bankruptcy case if they had exercised their warrants prior to the commencement of such date.

Issuance of Units, Preferred Stock, and Warrants

On May 11, 2006, the Company sold, in a private placement, 2,045,558 units consisting of 2,045,558 shares of 12% Mandatorily Convertible Preferred Stock with a liquidation preference of $93.75 per share and 8,182,232 Class A Warrants with an exercise price of $8.00 per share. Each Unit sold in the private placement consists of one share of preferred stock and four warrants. Affiliates of the Company’s Chairman, First Reserve Corporation, and Hans J. Mende, as well as certain members of our board of directors and management, who together owned approximately 29.6% of our outstanding common stock as of December 31, 2006, purchased an aggregate of approximately $41.2 million of units consisting of preferred stock and warrants in this offering.

The preferred stock was cumulative and had no voting rights, except as provided in the statement of designations of the preferred stock or by the laws of the Republic of the Marshall Islands. Holders of the preferred stock were generally entitled to receive cash dividends at the per annum rate of 12% of the liquidation preference of $93.75 per share. Dividends on the preferred stock were cumulative and were payable in cash quarterly on February 28, May 30, August 31 and November 30 of each year, commencing on August 31, 2006 for the initial period beginning on the date of issuance, at an annual rate of 12.0% of the liquidation preference of $93.75 per share of the preferred stock, when, as and if declared by the Company’s board of directors out of legally available funds.

The conversion of the preferred stock and the exercisability of the warrants were subject to approval by the common shareholders. The sale of the units resulted in gross proceeds of approximately $191 million to the Company, $41.2 million of which was attributable to investments by the Company’s founders and management. The preferred stock was converted into common stock and the warrants became exercisable as described below.

Conversion of Preferred Stock into Common Stock; Exercisability of Warrants

Under the terms governing the equity issuance described above, we were required to hold a special meeting to approve the conversion of the preferred stock as well as the issuance of common stock upon the conversion of the preferred stock and the exercise of the warrants.

On August 11, 2006, the Company held a special meeting of shareholders in Calgary, Alberta, Canada. At the meeting, the following unified proposal was approved by a majority of the shareholders, voting in person or by proxy:

•	The conversion of the Company’s 12% Mandatorily Convertible Preferred Stock into shares of common stock;

•	The exercisability of the 8,182,232 Class A Warrants to purchase shares of the Company’s common stock; and

•	The issuance of shares of the Company’s common stock upon conversion of the shares of Preferred Stock and the exercise of the Warrants.

On that date, all of the Company’s outstanding preferred stock was converted into common stock at a ratio of 12.5 shares of common stock per share of preferred stock. As a result, 25,569,462 additional shares of common stock were issued on that date, and no units or preferred stock remained outstanding. This issuance is shown as a non-cash transaction in the statements of cash flows. In May 2006, the Company received proceeds of $190.9 million, net of issuance costs, from the issuance of the preferred stock that was converted into the common stock. The Company did not receive any additional proceeds as a result of the conversion of the preferred stock into common stock, but it continues to receive proceeds from the exercise of warrants, as described below.

Exercise of Warrants

In connection with the Company’s private placement in May 2006 described above, the Company issued 8,182,232 Class A Warrants, exercisable at a price of $8.00 per share and expiring on May 11, 2009.

For the years ended December 31, 2007 and 2006, the Company received $46.8 and $9.6 million, respectively, in net proceeds from the exercise of 6,096,085 and 1,250,479 warrants respectively. As of December 31, 2007, 835,668 warrants remained outstanding (including 91,408 warrants held by the Company in connection with cashless exercises).

The balance sheet line item “common stock to be issued for warrants exercised” reflects funds received for 188,400 warrants that were exercised prior to the end of the period but prior to the issuance of the related shares, which were issued on January 5, 2007.

As of February 25, 2008, an additional 20,148 warrants had been exercised, leaving 815,520 warrants outstanding, including 92,554 treasury warrants. Of the 20,148 additional warrants exercised, 17,822 warrants were exercised for cash, resulting in proceeds to the Company of approximately $0.1 million, and 2,326 warrants were exercised in a cashless exercise. Affiliates of the Company’s founders had, as of that date, exercised an aggregate of 1,756,804 warrants for an aggregate purchase price of approximately $14.1 million, leaving no warrants held by sponsors outstanding.

13. Earnings per Share

Earnings per share has been calculated by dividing the net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The following dilutive securities are included in shares outstanding for purposes of computing diluted earnings per share:

•	Restricted stock outstanding under the Company’s Stock Incentive Plan; and

•	Common shares issuable upon exercise of the Company’s outstanding warrants.

•	The Company had no other dilutive securities for the periods indicated.

The Company calculates the number of shares outstanding for the calculation of basic earnings per share and diluted earnings per share as follows:

	Year Ended December 31, 2007	Year Ended December 31, 2006	Period from January 13, 2005 to December 31, 2005
Weighted average common shares outstanding, basic	54,675,962	33,568,793	14,134,268
Weighted average restricted stock awards	479,537	681,167	105,639
Weighted average warrants(1)	1,474,833	430,411	—

Weighted average common shares outstanding, diluted	56,630,332	34,680,371	14,239,907

(1)
On May 11, 2006, the Company sold Units consisting of 12% Mandatorily Convertible Preferred Stock and Class A Warrants in a private placement. 8,182,232 Warrants, with an exercise price of $8.00 and an expiration date of May 11, 2009, were issued. The conversion of the preferred stock and the exercisability of the warrants were approved by the shareholders on August 11, 2006. The warrants have been included in diluted earnings per share beginning on August 11, 2006. As of December 31, 2007, 835,668 warrants were outstanding, which includes 91,408 warrants held by the Company in connection with cashless exercise.

14. Interest-Rate Swap

Effective July 1, 2006, the Company entered into an interest-rate swap with Fortis Bank (Nederland) N.V. (“Fortis”) on variable notional amounts ranging from $295 million to approximately $702 million, based on expected principal outstanding under the Company’s revolving credit facility. Under the terms of the swap, the Company makes quarterly payments to Fortis based on the relevant notional amount at a fixed rate of 5.135%, and Fortis makes quarterly floating-rate payments at LIBOR to the Company based on the same notional amount. The swap transaction effectively converts the Company’s contractual floating-rate interest obligation under its new revolving credit facility to a fixed rate of 5.985%, inclusive of margin due to its lenders. The swap is effective from July 1, 2006 to December 31, 2010. In addition, Fortis has the option to enter into an additional swap with the Company effective December 31, 2010 to June 30, 2014. Under the terms of the optional swap, the Company will make quarterly fixed-rate payments of 5.00% to Fortis based on a decreasing notional amount of $504 million, and Fortis will make quarterly floating-rate payments at LIBOR to the Company based on the same notional amount.

During the years ended December 31, 2007 and 2006, Fortis paid the Company approximately $0.9 million and $0.6 million, respectively, net of amounts paid by the Company to Fortis. The Company marks to market the fair value of the interest-rate swap and related swaption (“the swap”) at the end of every period and reflects the resulting gain or loss in “interest-rate swap loss” on its consolidated income statement. During the years ended December 31, 2007 and 2006, the mark-to-market adjustment resulted in unrealized non-cash losses of $20.3 million and $9.8 million, respectively. The fair value of the swap is reflected on the consolidated balance sheet under unrealized interest-rate swap loss and at December 31, 2007, the fair value of the swap was a loss of $30.1 million.

The Company did not have any hedging transactions as of December 31, 2005.

15. Cash Dividends

During 2007, the Company paid aggregate dividends of $62.2 million to shareholders of common stock. In 2006, the Company paid aggregate dividends of $32.4 million, including a $1.2 aggregate dividend to holders of preferred stock in the second quarter. In 2005, the Company paid aggregate dividends of $5.9 million with respect to its common stock.

16. Stock Incentive Plan

Prior to the Company’s initial public offering, the Quintana Maritime Limited 2005 Stock Incentive Plan (the “Stock Incentive Plan”) was adopted by the Company and approved by its shareholders. The purpose of the Stock Incentive Plan is to provide the directors, employees, advisors and consultants of the Company and its affiliates additional incentive and reward opportunities designed to enhance the profitable growth of the Company and its affiliates. The Stock Incentive Plan provides for the granting of stock options, restricted stock awards, performance awards, and phantom stock awards. To date, the Company has only issued restricted stock and phantom stock under the Stock Incentive Plan. In December 2005, the Company cancelled all outstanding phantom stock awards and issued restricted stock awards in their place. Only restricted stock awards are outstanding as of December 31, 2006.

The Plan is administered by the Compensation, Nominating & Governance Committee (the “CNG Committee”) of the Board of Directors. In general, the CNG Committee is authorized to select the recipients of awards and to establish the terms and conditions of those awards. A total of 3 million common shares (subject to adjustment to reflect stock dividends, stock splits, recapitalizations and similar changes in our capital structure) may be awarded under the Stock Incentive Plan. In general, no more than 1.5 million shares may be granted to any one individual over the term of the Stock Incentive Plan, and no more than $2 million in performance awards under the Stock Incentive Plan.

Restricted stock is common stock subject to forfeiture restrictions until they are vested. The forfeiture restrictions will be determined by the CNG Committee in its sole discretion, and the CNG Committee may provide that the forfeiture restrictions will lapse upon a number of conditions, including the grantee’s attainment of performance targets, continued employment or service, the occurrence of any other event, or a combination of the foregoing. All existing award agreements provide that the restricted stock will vest in the event of a change of control, the definition of which would include the merger contemplated by the merger agreement that the Company entered into in January 2008.

Phantom stock is common stock (or the fair market value thereof) or rights to receive amounts equal to share appreciation over a specific period of time. Such awards vest over a period of time established by the CNG Committee, without satisfaction of any performance criteria or objectives. Payment of a phantom stock award may be made in cash, common stock, or a combination thereof.

The Stock Incentive Plan may not be amended, other than to increase the maximum aggregate number of shares that may be issued under it, to increase the maximum aggregate number of shares that may be issued under the plan through incentive stock options, to reprice any outstanding options or to change the class of individuals eligible to receive awards under the plan, by the Board of Directors without the consent of our shareholders. No change in any award previously granted under the plan may be made which would impair the rights of the holder of such award without the approval of the holder.

2008 Awards

In February 2008, the Company issued 292,250 shares of restricted stock to executive officers, with a fair market value of $22.54 per share. The vesting of the restricted stock is not conditioned on anything other than the passage of time and the grantee’s continued employment or services with the Company. Those shares vest as follows:

Vesting on February 15,	Percentage of Award Vesting
2008	15.0%
2009	17.5%
2010	20.0%
2011	22.5%
2012	25.0%

As of the award date of these shares, there were 1,699,900 shares of restricted stock outstanding under the Stock Incentive Plan and 939,000 shares remaining available for issuance under the plan. In February 2008, 287,447 shares of restricted stock vested, leaving 1,412,453 shares of restricted stock outstanding under the Stock Incentive Plan.

2007 Awards

In December 2007, the Company issued 218,500 shares of restricted stock to employees and non-executive members of the Board of Directors, with a fair market value of $23.10 per share. The vesting of the restricted stock is not conditioned on anything other than the passage of time and the grantee’s continued employment or services with the Company. Those shares vest as follows:

Vesting on February 15,	Percentage of Award Vesting
2008	15.0%
2009	17.5%
2010	20.0%
2011	22.5%
2012	25.0%

As of December 31, 2007 there were 1,407,650 shares of restricted stock outstanding under the Stock Incentive Plan and 1,231,250 shares remaining available for issuance under the plan.

2006 Awards

In May 2006, the Company issued 301,500 shares of restricted stock at a fair market value of $8.06 per share. Of those shares, 9,000 shares awarded to a new director elected in May 2006 vest ratably between February 2007 and February 2009, and the remaining 292,500 shares vest in February 2010. The vesting of the restricted stock is not conditioned on anything other than the passage of time and the grantee’s continued employment or services with the Company.

In December 2006, the Company issued 690,000 shares of restricted stock at a fair market value of $11.24 per share. The vesting of the restricted stock is not conditioned on anything other than the passage of time and the grantee’s continued employment or services with the Company. Those shares vest as follows:

Vesting on February 15,	Percentage of Award Vesting
2007	15.0%
2008	17.5%
2009	20.0%
2010	22.5%
2011	25.0%

As of December 31, 2006 there were 1,438,900 shares of restricted stock outstanding under the Stock Incentive Plan and 1,449,750 shares remaining available for issuance under the plan.

2005 Awards

On August 24, 2005, the Company granted to directors and key employees a total of 266,625 shares of phantom stock and 266,625 shares of restricted stock at a fair market value of $11.10 per share. The restricted stock awards made on August 24, 2005 were scheduled to vest annually between February 2006 and February 2009. Effective December 23, 2005, the Company cancelled outstanding shares of phantom stock and issued corresponding amounts of restricted stock with a fair market value of $9.74 per share. In addition, the Company awarded on December 23, 2005 a total of 25,500 shares of restricted stock with a fair market value of $9.74 per share to recent hires. Accordingly, as of December 31, 2005, there were 558,750 shares of restricted stock and no shares of phantom stock outstanding. The vesting of the restricted stock is not conditioned on anything other than the passage of time and the grantee’s continued employment with the Company. As of December 31, 2005, 2,441,250 shares remained available for issuance under the plan.

Outstanding Restricted Stock

Restricted stock outstanding as of December 31, 2007, 2006 and 2005 includes the following:

	Number of Shares	Weighted Average Fair Value Per Share
Outstanding at December 31, 2005	558,750	$10.39
Granted	991,500	10.27
Vested	(107,000)	10.37
Canceled or expired	(4,350)	9.87

Outstanding at December 31, 2006	1,438,900	$10.31
Granted	218,500	23.10
Vested	(204,200)	10.79
Canceled or expired	(45,550)	10.10

Outstanding at December 31, 2007	1,407,650	$12.24

Taking into effect the 292,250 shares awarded and 287,447 shares vested in February 2008, 1,412,453 shares of restricted stock remain outstanding with a weighted average fair value of $10.04 per share. The total expense related to the restricted-stock awards is calculated by multiplying the number of shares awarded by the average high and low sales price of the Company’s common stock on the grant date, which we consider to be its fair market value. The Company amortizes the expense over the total vesting period of the awards on a straight-line basis.

Total compensation cost charged against income was $4.1 million, $2.3 million and $0.6 million for the years ended December 31, 2007 and 2006 and the period from January 13, 2005 to December 31, 2005, respectively. For the period during which the phantom stock was outstanding, the Company debited its profit and losses account and credited its equity account on a straight-line basis for the period from August 24, 2005 to December 22, 2005. For the period from December 23, 2005 to December 31, 2005, the Company accounted for the additional restricted stock granted on December 23, 2005 on a straight-line basis, consistently with the treatment for previously outstanding restricted stock. Total unamortized compensation cost relating to the restricted stock at December 31, 2007 and December 31, 2006 was $13.9 million and $13.3 million, respectively. The total compensation cost related to unvested awards not yet recognized is expected to be recognized over a weighted-average period of approximately 4 years and 4 years as of December 31, 2007 and 2006, respectively. The unamortized compensation cost as of December 31, 2007 will be expensed according to the following schedule, based on currently outstanding restricted stock awards:

Period in which compensation cost is expensed	Amount to be expensed in relevant period
(in thousands)
2008	$5,353
2009	3,840
2010	3,111
2011	1,401
2012	153

Total	$13,858

17. Forward Currency Exchange Contracts

The Company enters into foreign currency exchange contracts in order to mitigate foreign-exchange risk in connection with potential fluctuations in the value of the Euro. As of December 31, 2007, we had no open foreign currency exchange contracts. During 2007, we were party to the following foreign currency exchange contract:

Contract Date	Notional Amount (€)	For Value	Rate ($/€)
August 14, 2007	1,000,000	September 14, 2007	1.345

We were party to the following forward currency exchange contracts during 2006, all of which closed during 2006 and 2007:

Contract Date	Notional Amount (€)	For Value	Rate ($/€)
September 26, 2006	1,000,000	March 26, 2007	1.2800
September 29, 2006	1,000,000	December 29, 2006	1.2745
October 6, 2006	1,000,000	June 29, 2007	1.2795
October 10, 2006	1,000,000	September 28, 2007	1.2725

We were not party to any foreign currency exchange contracts during the period January 13, 2005 (inception) to December 31, 2005.

At each reporting period, the Company marks to market the fair value of the forward currency exchange contracts and includes that amount in its income statement in the item “foreign exchange gains / (losses) and other, net.”, which at December 31, 2006 was $0.1 million. The Company enters into foreign currency exchange contracts in order to mitigate foreign-exchange risk in connection with potential fluctuations in the value of the Euro. The Company had no forward currency exchange contracts during the 2005 period.

18. Significant Customers

For the years ended December 31, 2007 and December 31, 2006 and in the period from January 13, 2005 (inception) to December 31, 2005, the following charterers individually accounted for more than 10% of the Company’s gross revenues as follows::

	Percentage of Gross Revenues
Charterer	2007	2006	2005
Bunge	52.4%	22.1%	—
Cargill	—	10.7%	14.9%
STX Panocean	—	11.9%	—
Energy Shipping	—	—	16.2%
Deiulemar	—	—	15.7%
Safety Management	—	—	12.3%
Sinochart	—	—	11.8%

19. Subsequent Events

Merger Announcement

On January 29, 2008 Excel Maritime Carriers Ltd (Excel) (NYSE: EXM) and Quintana jointly announced that Excel had agreed to acquire Quintana pursuant to a definitive merger agreement whereby Quintana would become a wholly owned subsidiary of Excel. The merger agreement was approved by the boards of directors of each company.

Under the agreement, Quintana shareholders will receive a combination of cash and stock. Each Quintana share will receive $13.00 in cash and 0.4084 Excel Class A common shares. If Excel’s average closing price during the 15 trading day period ending before the closing date of the merger is above $45.00 per share, the 0.4084 exchange ratio will be adjusted downward to equal the quotient of $18.38 divided by the average closing price of Excel Class A common shares for the fifteen trading days immediately preceding the closing date of the merger. In all cases, the value of the Excel Class A common stock to be delivered per Quintana share shall be reduced to reflect any cash dividends paid by Quintana in 2008 prior to the closing of the merger. The total transaction value will be approximately $2.5 billion (based on Excel’s closing price of $36.33 on February 25, 2008), including assumed net debt and other costs. In addition, Quintana will nominate three directors, Hans Mende, Corbin Robertson III, and Paul Cornell, who will serve on Excel’s Board of Directors.

The transaction is subject to customary closing conditions, including the receipt of financing, approval of Quintana’s shareholders and receipt of regulatory approvals.

Letter of Guarantee

On February 7, 2008, in connection with the merger agreement described above, Quintana entered into an irrevocable letter of credit in favor of Excel, whereby termination of the merger agreement by Quintana for specified reasons, may result in payment of a maximum aggregate amount by Quintana of $93 million to pay buyer termination expenses, the termination fee or the Company Breach Fee. The amounts payable under the letter of credit vary depending on the reason for termination of the agreement, such reasons including, but not limited to:

•	Failure of Quintana’s shareholders to approve the merger;

•	Representations, warrants or covenants under the merger agreement are breached by Quintana which result in Excel terminating the merger;

•	Quintana takes or fails to take action in breach of the merger agreement which is the principal cause of the merger not occurring prior to October 31, 2008.

Dividend

On February 14, 2008, the Company announced a dividend of $0.31 per common share, payable on March 7, 2008 to common shareholders of record on February 22, 2008.

Vesting

On February 15, 2008, 287,447 shares of restricted stock vested.

Exhibit 2

EXCEL MARITIME CARRIERS LTD.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

On January 29, 2008, Excel announced that it had entered into an Agreement and Plan of Merger, dated as of January 29, 2008, as amended (the "Merger Agreement"), with Quintana and Bird Acquisition Corp. (the "Merger Sub"), a direct wholly-owned subsidiary of Excel. The merger was approved by the shareholders of Quintana on April 14, 2008 and was completed on April 15, 2008. The Merger is more fully described in the Company’s registration statement on Form F-4, as amended, filed with the Securities and Exchange Commission on March 10, 2008.

The accompanying unaudited pro forma condensed combined balance sheet at December 31, 2007 is presented in thousands of U.S. dollars and reflects the combination of Excel and Quintana using the purchase method of accounting as if the merger closed on December 31, 2007. The unaudited pro forma condensed combined statement of income for the year ended December 31, 2007 is presented in thousands of U.S dollars and reflects the combination of Excel and Quintana as if the merger closed on January 1, 2007.

These unaudited pro forma condensed combined financial statements are being issued for illustrative purposes only and, therefore, are not necessarily indicative of the financial position or results of operations that might have been achieved had the merger occurred on December 31, 2007 and January 1, 2007, respectively. They are not necessarily indicative of the results of operations or financial position of the combined entity that may, or may not be expected to occur in the future. No account has been given to any synergy, operating efficiency or cost savings, or any changes resulting from Quintana operations that may be subject to U.S. transportation tax in the future. The unaudited pro forma condensed combined financial statements do not reflect any special items such as payments pursuant to change-of-control provisions or restructuring and integration costs that may be incurred as a result of the merger.

    The following unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with Excel's audited consolidated financial statements and the related notes included in Excel's Annual Report on Form 20-F for the year ended December 31, 2007 filed with the SEC on May 27, 2008, as amended on June 6, 2008, and Quintana’s audited consolidated financial statements for the year ended December 31, 2007 included in this 6K.

In accordance with U.S. GAAP, the cash paid and the fair value of Excel Class A common shares issued by Excel in exchange for all the outstanding shares of Quintana, or the cost of the acquisition, has been allocated to the estimated fair value of Quintana's identifiable assets and liabilities pursuant to the purchase method proscribed by Statement of Financial Accounting Standards No. 141, "Business Combinations," or SFAS 141. Pursuant to the Merger Agreement, the number of Excel Class A common shares issued by Excel in exchange for all the outstanding shares of Quintana was based on a formula which allowed for changes in such number of shares within the period from January 29, 2008 (date of announcement of the merger) and April 14, 2008.   As a result, and pursuant to SFAS 141 and EITF 99-12 "Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination", the measurement date set for the purpose of calculating the fair value of Excel Class A common shares issued was determined to be April 14, 2008 (being the earliest date at which the number of shares to be issued was fixed) and the average closing price of Excel Class A common shares for a period of five days before and including April 15, 2008 (date of consummation of the merger) was used. The purchase price allocation is not yet finalized. No fair values have been assigned to certain newbuilding vessel contracts nor the time charters attached to certain of these newbuilding vessels, as no refund guarantees have been received for these vessels and there are current uncertainties in connection with the shipyard which has undertaken their construction, and with their ability to deliver the vessels, on time or at all. Because of this uncertainty, the purchase price allocation and corresponding fair value adjustments are preliminary and subject to revision based on the final determination of the fair values of the related newbuilding vessel contracts and time charters attached.

EXCEL MARITIME CARRIERS LTD.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

(IN THOUSANDS OF U.S. Dollars)
AS OF DECEMBER 31, 2007

	Excel	Quintana	Pro Forma Adjustments		Pro Forma
			(Note 2)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$243,672	$115,959	$(230,997)	(b)	$128,634
Restricted cash	3,175	-	-		3,175
Other current assets	5,887	7,247	-		13,134
Total current Assets	252,734	123,206	(230,997)		144,943
FIXED ASSETS:
Advances for vessels’ acquisition/construction	-	63,137	99,319		162,456
Vessels, net	527,164	1,020,735	1,190,015		2,737,914
Office furniture and equipment, net	1,466	818	-		2,284
Total fixed assets, net	528,630	1,084,690	1,289,334	(a)	2,902,654
OTHER NON CURRENT ASSETS:					-
Investment in affiliate	15,688	-	-		15,688
Goodwill	400	-	310,129	(a)	310,529
Deferred drydockings, net	6,427	8,659	(2,211)	(a)	12,875
Deferred financing costs, net	4,470	4,657	(4,402)	(b)	4,725
Deferred pre-acquisition costs	4,222	-	(4,222)		-
Time charter premium, net	-	4,838	(4,838)	(a)	-
Leased-in contracts	-	-	290,057	(a)	290,057
Loss on sale and leaseback, net	-	3,180	(3,180)	(a)	-
Restricted cash	11,825	-	-		11,825
Total assets	824,396	1,229,230	1,639,670		3,693,296

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	39,179	77,218	159,980	(b)	276,377
Other current liabilities	16,811	33,039	-		49,850
Total Current Liabilities	55,990	110,257	159,980		326,227
LONG-TERM DEBT, net of current portion	368,585	612,600	380,596	(b)	1,361,781
Interest rate swap loss	-	30,093	23,170	(a)	53,263
Leased-out charters	-	-	67,264	(a)	67,264
Time charters assumed	-	-	798,778	(a)	798,778
Minority interest	-	9,053	-		9,053

STOCKHOLDERS' EQUITY	399,821	467,227	209,882	(1)	1,076,930
Total Liabilities and Stockholders' Equity	$824,396	$1,229,230	$1,639,670		$3,693,296

(1)	The pro forma adjustment of $209,882 is analyzed as follows:

●	Reversal of Quintana’s net assets adjusted to fair values as of 31 December 2007 ...............................................	(467,227)
●	Account for the pro forma adjustments [Refer to Note 2 (b)] ....................................................................................	677,109
		209,882

EXCEL MARITIME CARRIERS LTD.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

(IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

FOR THE YEAR ENDED DECEMBER 31, 2007

	Excel	Quintana	Pro Forma adjustments		Pro Forma
			(Note 2)

REVENUES	$177,507	$236,403	$297,745	(e),(f)	$711,655
EXPENSES:
Voyage expenses	13,281	104	11,381	(f)	24,766
Charter hire expense	-	14,592	19,891	(e)	34,483
Vessel operating expenses	33,637	36,721	-		70,358
Depreciation	27,864	50,173	35,441	(d)	113,478
Amortization of deferred dry-docking and special survey costs	3,904	1,951	-		5,855
Merger related costs	-	1,380	-		1,380
General and administrative expenses	12,953	17,063	-		30,016
	91,639	121,984	66,713		280,336

GAIN ON SALE OF VESSEL	6,194	-	-		6,194

Operating Income	92,062	114,419	231,032		437,513

OTHER INCOME (EXPENSES):
Interest and finance costs	(14,975)	(64,831)	1,071	(c)	(78,735)
Interest income	7,485	3,200	-		10,685
Other, net	(66)	800	-		734
Total other income (expenses), net	(7,556)	(60,831)	1,071		(67,316)
Net Income, before taxes	84,506	53,588	232,103		370,197
U.S. Source Income Taxes	(486)	-	-		(486)
Net Income, after taxes and before minority interest and income from investment in affiliate	84,020	53,588	232,103		369,711
Minority interest	2	180	-		182
Income from investment in affiliate	873	-	-		873
Net income	$84,895	$53,768	$232,103		$370,766

Earnings per common share, basic	$4.26				$8.46
Weighted average number of shares, basic (2)	19,949,644				43,803,764
Earnings per common share, diluted	$4.25				$8.46
Weighted average number of shares, diluted (2)	19,965,676				43,819,796

(2)
Pro forma weighted average number of shares, basic and diluted, include (i) Excel Class A common shares issued upon the consummation of the merger and calculated on the basis of Quintana's outstanding shares of common stock of 59,050,786 at the closing of the merger and at an exchange ratio of 0.3979 of an Excel Class A common share per share of Quintana common stock and (ii) Excel Class A common shares that will be issued to Excel Management Ltd., a related party, pursuant to an anti-dilution clause in the management termination agreement entered into between Excel and Excel Management Ltd. in 2005 that will permit Excel Management Ltd. to maintain its current 1.5% ownership of outstanding Excel Class A common shares after the merger. The difference of 16,032 between the weighted average number of shares basic and diluted for the year ended December 31, 2007, relates to the dilutive effect of outstanding stock options and restricted stock granted by Excel in October 2004 and January 2007.

Excel Maritime Carriers Ltd.

Notes to Pro Forma Condensed Combined Financial Statements (Unaudited)

(Amounts expressed in thousands of United States Dollars—except for share and per share data, unless otherwise stated)

Note 1—Description of transaction and basis of presentation:

    Description of Merger

    On January 29, 2008, Excel announced that it had entered into an Agreement and Plan of Merger, dated as of January 29, 2008, as amended (the "Merger Agreement"), with Quintana and Bird Acquisition Corp. (the "Merger Sub"), a direct wholly-owned subsidiary of Excel. The merger was approved by the shareholders of Quintana on April 14, 2008 and was completed on April 15, 2008. The Merger is more fully described in the company’s registration statement on Form F-4, as amended, filed with the Securities and Exchange Commission on March 10, 2008.

    Under the Merger Agreement, each share of Quintana common stock subject to exchange  was to be converted into the right to receive (i) 0.4084 of Excel Class A common shares and (ii) $13.00 in cash, without interest (collectively, the "Merger Consideration"). In the event the average closing price of Excel Class A common share during the 15 trading day period ending before the effective time of the Merger exceeded $45.00 per share, the 0.4084 exchange ratio would have been adjusted downward to equal the quotient of $18.38 divided by the average closing price of Excel Class A common shares for the 15 trading days immediately preceding the closing date of the merger. In all cases, the amount of Excel Class A common shares delivered per share of Quintana common stock was to be reduced to reflect the cash dividends paid by Quintana prior to the closing date of the merger. As a result of the cash dividend of $0.31 per share paid by Quintana on March 7, 2008, the exchange ratio was adjusted from 0.4084 to 0.3979. In addition, following the completion of the acquisition, each outstanding restricted stock award subject to vesting or other lapse restrictions vested and became free of such restrictions and the holder thereof received the Merger Consideration with respect to each share of restricted stock held by such holder. For purposes of determining the cost of acquisition, the fair value of the shares issued by Excel comprising the share portion of the Merger Consideration described above has been calculated as the average closing price of Excel Class A common shares for a period of five days before and including April 15, 2008 (date of consummation of the merger).

    Assumptions

    Pro forma adjustments giving effect to the Merger have been reflected in the unaudited pro forma condensed combined balance sheet computed assuming the Merger was completed on December 31, 2007. Pro forma adjustments giving effect to the Merger have been reflected in the accompanying pro forma condensed combined statement of income computed assuming that the Merger was completed on January 1, 2007. All pro forma adjustments are discussed in Note 2.

    With respect to the pro forma adjustments related to the unaudited pro forma condensed combined statement of income, only adjustments that are expected to have a continuing effect on the combined financial statements are taken into consideration. For example, the unaudited pro forma condensed combined financial statements do not reflect any restructuring expenses, payments pursuant to change-of-control provisions or integration costs that may be incurred as a result of the merger.

    Only adjustments that are factually supportable and that can be estimated reliably are taken into consideration. For example, the unaudited pro forma condensed combined financial statements do not reflect any cost savings potentially realizable from the elimination of certain expenses or from potential synergies, if any. Additionally, no account has been given to the potential impact of the Merger on U.S. transportation tax on Quintana's revenues and expenses that historically have not been subject to such tax as such amounts could not be reliably estimated. With the exception of such U.S. transportation tax, Excel and Quintana historically did not record a tax provision because their income was earned in jurisdictions that did not impose taxes on international shipping income. As a result, Excel does not expect to recognize any deferred taxes on the difference between the carrying amounts and the fair values of Quintana's identifiable assets and liabilities.

Excel Maritime Carriers Ltd.

Notes to Pro Forma Condensed Combined Financial Statements (Unaudited) (Continued)

(Amounts expressed in thousands of United States Dollars—except for share and per share data, unless otherwise stated)

Note 2—Pro forma Adjustments related to the Merger:

    In anticipation of the Merger and for purposes of funding a portion of the cash consideration described above, Excel received a commitment letter (the "Commitment Letter") from a group of banks (the "Arrangers") to provide up to $1.4 billion in senior secured financing (the "Credit Facility") in order to (i) refinance the indebtedness of certain vessels currently owned by Excel and certain vessels to be acquired in the Merger (the "Vessels") and to pay the fees and expenses related thereto, (ii) finance some or all of the cash portion of the Merger and (iii) provide for working capital, capital expenditures and general corporate purposes. On April 14, 2008, Excel executed the Credit Facility which was withdrawn in full on April 15, 2008 and was used to finance the cash consideration paid to Quintana’s shareholders and to refinance Quintana’s loans. The Credit Facility consists of a $1.0 billion term loan and a $400.0 million revolving loan (the "Loans") with a maturity of eight years from the date of the execution and delivery of a definitive financing agreement (the "Financing Agreement") and related documentation. The term loan shall amortize in thirty-two quarterly installments. The Loans will be maintained as Eurodollar loans bearing interest at the LIBOR plus 1.25% per annum with overdue principal and interest bearing interest at a rate of 2% per annum in excess of the rate applicable to the Loans.

(a)
In accordance with U.S. GAAP, the fair value of the cash and share consideration to be issued by Excel as discussed above, or the cost of the acquisition, has been allocated to the estimated fair value of Quintana's identifiable assets and liabilities pursuant to the purchase method proscribed by Statement of Financial Accounting Standards No. 141, "Business Combinations," and is based on preliminary estimates of their respective fair values.

Purchase consideration
Amount to be paid in cash(3)		$764,489	2(b	)	(iv)
Amount paid in Excel's shares(4)		682,333

		1,446,822

Estimated transaction costs(5)		10,484	2(b	)	(iv)

		$1,457,306

Less: net assets of Quintana as of December 31, 2007, adjusted as follows:
Net assets per Quintana's balance sheet as of December 31, 2007	$467,227
Adjustments:
– Write-off of deferred dry docking costs(6)	(2,211)
– Elimination of time charter premiums(6)	(4,838)
– Elimination of deferred loss on sale and leaseback(6)	(3,180)

Adjusted net assets of Quintana	456,998	(456,998)

		$1,000,308

Excel Maritime Carriers Ltd.

Notes to Pro Forma Condensed Combined Financial Statements (Unaudited) (Continued)

(Amounts expressed in thousands of United States Dollars—except for share and per share data, unless otherwise stated)

Note 2—Pro forma Adjustments related to the Merger: (Continued)

Allocation of purchase consideration to reflect estimated fair value
Vessels and under construction vessels	$1,289,334
Leased-in contracts (bareboat charters)	290,057	2	(e)
Interest rate swap loss(7)	(23,170)
Leased out contracts	(67,264)	2	(e)
Time charters assumed	(798,778)	2	(e)
	$690,179

Excess of anticipated purchase consideration over Quintana's net assets (Goodwill)(8)	$310,129

 ______________________
(3)
Amount is net of $3,171 related to proceeds received by Excel upon exercise of 396,375 warrants, at a price of $8.0 per warrant, outstanding and issued by Quintana in a private placement on May 11, 2006.

(4)
Amount to be paid in Excel Class A common shares is calculated based on Quintana's outstanding shares of common stock of 59,050,786 (including 56,515,218 common shares outstanding as of December 31, 2007, 1,699,900 restricted stock which immediately vested upon consummation of the merger and 835,668 warrants, of which 439,293 warrants were exercised between January 1, 2008 and April 15, 2008, leaving 396,375 warrants outstanding at April 15, 2008) at the closing of the transaction exchanged for 0.3979 of a share of Excel Class A common shares and using the market price of Excel's shares for a period of five days before and including April 15, 2008 (date of consummation of the merger).

(5)
These costs represent costs directly related to the transaction and mainly refer to fees to be paid to outside consultants serving as financial and legal advisors, as well as, for accounting services and appraisals.

(6)
These amounts were written-off because the related underlying assets (vessels, time and bareboat charters assumed) have been fairly valued through the purchase price allocation process. The amount of $2,211 relates to deferred drydocking of the vessels owned by Quintana, while the remaining amount of $6,448 relates to vessels sold and leased back by Quintana.

(7)	This amount relates to the Interest rate swap agreement that Quintana had entered into with Fortis bank on June 30, 2006.
(8)	The goodwill constitutes a premium paid by Excel over the fair value of the net assets of Quintana, which is attributed to anticipated benefits including improved purchasing and placing power and ongoing cost savings and operating efficiencies.

Excel Maritime Carriers Ltd.

Notes to Pro Forma Condensed Combined Financial Statements (Unaudited) (Continued)

(Amounts expressed in thousands of United States Dollars—except for share and per share data, unless otherwise stated)

Note 2—Pro forma Adjustments related to the Merger: (Continued)

(b)	To reflect the sources and uses of funds to consummate the Merger and reconciliation of unaudited pro forma stockholders' equity:

		Dr / (Cr)
		Cash and Cash Equivalents	Long-term debt		Deferred Financing Fees	Stockholders’ Equity
			Current Portion	Long-term Portion

As per Excel's balance sheet as of December 31, 2007		243,672	(39,179)	(368,585)	4,470	(399,821)

Quintana's cash acquired		115,959	—	—	—-	—-

Quintana's loans assumed and related deferred financing costs, net		—	(77,218)	(612,600)	4,657	—
Pro forma adjustments
(i)	New loan of $1.4 billion, net of financing costs	1,383,000	(250,000)	(1,133,000)	—	—
(ii)	Refinancing of $660 million of Quintana's existing loans and of $183.2 million of Excel's existing loans	(843,246)	90,298	752,948	—	—
(iii)	Write-off of deferred financing costs, net of the refinanced loans discussed in (ii) above (9)	—	(278)	(544)	(4,402)	5,224
(iv)	Fund the anticipated cash portion of the acquisition and of the estimated transaction costs.	(770,751)	—	—	—	—
(v)	Reflect the anticipated portion of the consideration to be settled in Excel's shares	—	—	—	—	(682,333)
		(230,997)	(159,980)	(380,596)	(4,402)	(677,109)

Unaudited pro forma amounts at December 31, 2007		128,634	(276,377)	(1,361,781)	4,725	(1,076,930)

(9)	In Excel’s consolidated financial statements, deferred financing costs are reflected as a contra to debt. Financing costs relating to the new debt facility, will be deferred and amortized over the term of the facility under the effective interest method. Financing fees relating to the refinanced debt will be charged to Excel’s consolidated statement of income upon consummation of the transaction.

Excel Maritime Carriers Ltd.

Notes to Pro Forma Condensed Combined Financial Statements (Unaudited) (Continued)

(Amounts expressed in thousands of United States Dollars—except for share and per share data, unless otherwise stated)

Note 2—Pro forma Adjustments related to the Merger: (Continued)

(c)
 To record interest expense on additional debt (approximately $1.4 billion) incurred to fund acquisition, net of savings caused by the refinancing of existing Excel's and Quintana's assumed debt (approximately $843.2 million) and a reduction in the applicable margin. Interest rates are based on LIBOR plus a margin at the date of the announcement of the Merger. A change in the interest rate of 12.5 basis points would change the pro forma adjustment for the year ended December 31, 2007 by $1.8 million.

YEAR ENDED DECEMBER 31, 2007
Interest expense on additional debt	$56,294
Historical interest expense on refinanced debt	(57,365)
$(1,071)

(d)
To record increased depreciation of vessels based on the preliminary assigned fair values to the vessels and using an estimated useful life of 28 years and the reversal of the depreciation on the vessels' carrying values:

YEAR ENDED DECEMBER 31, 2007
Depreciation based on fair value of vessels	$85,278
Historical depreciation of vessels	(49,837)
$35,441

(e)
The amounts relate to the assets/liabilities arising from the fair value of Quintana's leased and time charter contracts ("charters assumed") to be assumed by Excel upon consummation of the transaction. Fair value is determined by reference to market data. The preliminary estimated amounts reflected as an asset or liability in the unaudited pro forma condensed combined balance sheet are based on the difference between the current fair value of charters with similar characteristics as the charter assumed and the net present value of future contractual cash flows from the charter contract assumed. When the present value of the charter assumed is greater than the current fair value of such charter, the difference is recorded as an asset. When the opposite situation occurs, the difference is recorded as a liability. Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the charters assumed. Amortization of the asset recognized in relation to the leased-in contracts is calculated over the term of the contracts and reflected as a reduction of the voyage expenses. Remaining useful life of the charters assumed range from 2 to 91 months.

(f)
To reflect commissions of $11,381 paid by Quintana for the year ended December 31, 2007, as a voyage expense rather than reduction of revenue (as per Quintana's historical financial statements) to conform with Excel's presentation.

Exhibit 3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-144909 on Form F-3 of our report dated February 27, 2008, relating to the consolidated financial statements of Quintana Maritime Limited, appearing in this Current Report on Form 6-K of Excel Maritime Carriers Ltd.

/s/Deloitte. Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
June 6, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                    EXCEL MARITIME CARRIERS LTD.
      (registrant)

By: /s/ Stamatis Molaris

Stamatis Molaris Chief Executive Officer

Dated: June 6, 2008

SK 02545 0001 888754